Exhibit 2.2

FORM 51-102F3
 MATERIAL CHANGE REPORT

1.	Name and Address of Company

MINCO GOLD CORPORATION
2772 - 1055 West Georgia Street
Vancouver British Columbia, Canada V6E 3R5

2.	Date of Material Change

May 4, 2017

3.	News Release

On May 4, 2017, Minco Gold Corporation (the "Company") issued a news release through the facilities of Marketwired (the "News Release").

4.	Summary of Material Change

Minco Gold announces the appointment of Mr. Michael Durose to the Company's Board of Directors effective May 3, 2017.

5.	Full Description of Material Change

See attached news release at Schedule "A" to this report.

6.	Reliance on Subsection 7.1(2) and (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

Ken Cai
 Chief Executive Officer
Telephone: (604) 688-8002

9. Date of Report

May 4, 2017

Schedule "A"

TSX-V: MMM OTCQX: MGHCF FSE: MI5

May 4, 2017
NEWS RELEASE

MINCO GOLD PROVIDES CORPORATE UPDATE

Minco Gold Corporation (the "Company" or "Minco Gold") (TSX-V: MMM/OTCQX: MGHCF/FSE:MI5) is pleased to announce the appointment of Mr. Michael Durose to the Company's Board of Directors effective May 3, 2017

Mr. Durose is a Professional Geologist (P.Geo.) registered in the Province of Ontario. His formal academic training includes a Graduate Diploma in Waste Management and Groundwater Contamination from McGill University, Montreal, an MSc in mineral economics from Queen's University, Kingston and a BSc (Honours) in Geology from Carleton University, Ottawa. Mr. Durose co-founded Mining Research Group Inc. in 2012 where he researches and advises on mining and resource-related investments. From 1993 to 2008 Mr. Durose worked in Capital Markets as a senior mining analyst and advisor to investment funds principally with Morgan Stanley, Bunting Warburg (now UBS Canada), Nesbitt Burns (now BMO Capital Markets Inc.), and Scotia Capital. His mining research has been widely disseminated to institutional investors globally. He has travelled extensively visiting mining projects in North America, Central America, South America, Europe, Russia, Africa, Australia and Asia. Prior to working in capital markets, Mr. Durose worked as an exploration geologist in the Canadian base metal and gold industries. Mr. Durose is a founder of Durose Asset Management Inc., a Fund Manager, Portfolio Manager and Exempt Market Dealer registered in the Province of Ontario, Canada.

About Minco Gold

Minco Gold Corporation (TSXV:MMM / OTCQX: MGHCF / FSE:MI5) is a Canadian company focused on identifying high-quality investment opportunities, primarily in publicly traded and privately held corporations as well as direct ownership stakes in resource projects. The Company owns 11 million shares of Minco Silver Corporation. For more information on Minco Gold, please visit the website at www.mincogold.com or contact Jennifer Trevitt at (604)-688-8002 or pr@mincogold.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

2772 – 1055 W. Georgia St., Vancouver, BC,  Canada  V6E 3R5
Tel: (604)688-8002 Fax: (604)688-8030   Toll Free: (888)288-8288
E-mail: pr@mincomining.ca     Website: www.mincogold.com